UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM N-8F


I. GENERAL IDENTIFYING INFORMATION

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          | |  MERGER

          |X|  LIQUIDATION

          | |  ABANDONMENT OF REGISTRATION

               (Note:  Abandonments of Registration
               answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          | |  Election  of  status as a  BUSINESS  DEVELOPMENT  COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund:          Millennium Income Trust

     3.   Securities and Exchange Commission File No.: 811-08816

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   | | Initial Application          |X| Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           135 Merchant Street, Suite 230
                           Cincinnati, Ohio 45246

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                           Wade Bridge, Esq.
                           c/o Ultimus Fund Solutions, LLC
                           135 Merchant Street, Suite 230
                           Cincinnati, Ohio  45246
                           (513) 587-3406

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                           c/o Ultimus Fund Solutions, LLC
                           135 Merchant Street, Suite 230
                           Cincinnati, Ohio  45246
                           (513) 587-3400

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          |X| Management company;

          | | Unit investment trust; or

          | | Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          |X| Open-end           | | Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                 Massachusetts

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            BWN Advisors                     Trias Capital Management, Inc.
            840 Terminal Tower               140 South Dearborn Street
            50 Public Square                 Chicago, Illinois  60603
            Cleveland, Ohio 44113


     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            SBK-Brooks Investment Corp.      The Malachi Group, Inc.
            840 Terminal Tower               3495 Piedmont Road, Suite 410
            50 Public Square                 Atlanta, Georgia  30305
            Cleveland, Ohio  44113

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investments in the fund (e.g., an insurance company separate account)?

              | | Yes      |X|  No

          If Yes, for each UIT state:
              Name(s):

              File No.: 811-

              Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              |X| Yes      | | No


              If Yes, state the date on which the board vote took place:

                                 April 29, 2004

              If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              | | Yes      |X| No


              If Yes, state the date on which the shareholder vote took place:

               If No, explain: Under the Registrant's Agreement and Declaration of Trust, the Board of Trustees has the authority to terminate the Registrant by vote of the Trustees by written notice to the Registrant's shareholders. That notice was provided on April 30, 2004.

II. DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              |X| Yes       | | No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions:

                                 April 30, 2004

          (b)  Were the distributions made on the basis of net assets?

              |X| Yes       | | No

          (c)  Were the distributions made pro rata based on share ownership?

              |X| Yes       | | No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

              | | Yes       |X| No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliations of shareholders:

     17.  Closed-end funds only:
          Has the fund issued senior securities?

              | | Yes       | | No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

              | | Yes       |X| No

          If No,

          (a)  How many shareholders does the fund have as of the date this form
               is filed?   None

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              | | Yes       |X| No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              |X| Yes       | | No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date the form is filed:

                          The Fund has retained $17,735 in cash.

          (b) Why has the fund retained the remaining assets? The cash has been held back to cover the following expenses:

                               $15,500 for tail insurance;
                               $   735 for custody expenses (March & April);
                               $   500 for Bank Service Charges; and
                               $ 1,000 for other miscellaneous expenses.
                               These are estimated amounts.

          (c)  Will the remaining assets be invested in securities?

              | | Yes       |X| No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              |X| Yes       | | No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

                               $15,500 for tail insurance;
                               $   735 for custody expenses (March & April);
                               $   500 for Bank Service Charges; and
                               $ 1,000 for other miscellaneous expenses.
                               These are estimated amounts.

          (b) How does the fund intend to pay these outstanding debts or other liabilities? As stated above the cash has been set aside to cover these expenses.

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.       (a)   List the  expenses  incurred  in connection with the Merger or Liquidation:

               (i)   Legal expenses:                              $   0.00

               (ii)  Accounting expenses:                         $   0.00

               (iii) Other expenses (list and identify separately):

                     Tail Insurance                               $ 15,500

                            Total Other Expenses                  $ 15,500

               (iv)Total expenses (sum of lines (i)-(iii) above): $ 15,500

               (b)  How were those expenses allocated?

                    All expenses were allocated SBK-Brooks Investment Corp.

               (c) Who paid those expenses? SBK-Brooks Investment Corp. provided the Fund with cash sufficient to cover the cost of obtaining tail coverage. At the time of filing this form the Fund had not been billed for the tail coverage. Therefore, the Fund is maintaining a cash balance in order to pay the insurance invoice when received.

               (d) How did the fund pay for unamortized expenses (if any)? SBK-Brooks Investment Corp. paid for prepaid insurance, prepaid registration fees and prepaid rating fee.

     23. Has the fund previously filed an application for order of the Commission regarding the Merger or Liquidation?

              |X| Yes       | | No

          If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

          File No. 811-8816

          Date Filed:  5/5/2004

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

              | | Yes       |X| No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Although Registrant is not a party to any litigation or proceeding, a proceeding entitled, In the Matter of Trias Capital Management, Inc. (C-3829), was commenced in or about the end of April 2004. Trias Capital Management, Inc. is the former investment adviser to the Registrant.

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              | | Yes       |X| No

          If   Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26.  (a) State the name of the fund surviving the Merger:

          (b)  State the Investment Company Act number of the fund surviving the
               Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

          The undersigned states that (i) he or she has executed this FORM N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Millennium Income Trust, (ii) he or she is an officer of Millennium Income Trust and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this FORM N-8F application have been taken. The undersigned also states that the facts set forth in this FORM N-8F application are true to the best of his knowledge, information, and belief.


                                              /s/ Wade Bridge
                                             -----------------------------------
                                             Wade Bridge, Assistant Secretary